Exhibit 3.3
CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
MDI, INC.
     Pursuant to the Section 242 of the Delaware General Corporation Law (the “DGCL”), MDI; Inc., a corporation organized and existing under and by virtue of the DGCL, has adopted the following Certificate of Amendment to its Certificate of Incorporation;
ARTICLE ONE
     The name the corporation is MDI, Inc. (the “Corporation”).
ARTICLE TWO
     The following amendment (the “Amendment”) to the Certificate of Incorporation of the (the “Certificate of Incorporation”) was duly adopted by resolution of the Board of Directors of the Company on March 30, 2006. The Amendment was adopted in accordance with Section 242 of the DGCL by the stockholders of the Amendment amounts Article 4.A of the Certificate of Incorporation. The Amendment effects an increase in the number of authorized shares of the Company’s Common Stock from 50,000,000 shares to 100,000,000 shares. Pursuant to the Amendment, Article 4.A in its entirely reads as follows:
A Common Stock
The agreement number of common shares which this Corporation shall have the authority to issue is One Hundred Million (100,000,000) shares with a par value of One Cent ($0.01) each, which shares shall be designed “Common Stock”.
     IN WITNESS WHERE OF, the Corporation has caused this Certificate of Amendment to be executed by its only authorized officer this 22nd of June, 2006.

MDI, INC.
By:	/s/ J. Collier Sparks
J. Collier Sparks, Chief Executive Officer

State of Delaware Secretary of State Division of Corporations Delivered 09:56 AM 10/11/2006 FILED 09:56 AM 10/11/2006 SRV 060931514 – 2535391 FILE